ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

11 October 2005

Interests in shares

Reed Elsevier received yesterday notification from Hill Samuel Offshore Trust Company Limited, the Trustees of the Reed Elsevier Employee Benefit Trust (“the Trust”), that on 6 October 2005 they purchased 1,129,274 Reed Elsevier PLC ordinary shares at a price of 527.09p per share and 520,015 Reed Elsevier NV ordinary shares at a price of €11.5036 per share.

The transaction took place in order to meet the future exercise of share option entitlements by employees of Reed Elsevier. Following the transaction, the Trust now holds an interest in 10,817,121 ordinary shares in Reed Elsevier PLC and 5,584,275 ordinary shares in Reed Elsevier NV.

The Trust is a discretionary employee benefit trust which is operated in conjunction with Reed Elsevier’s share option schemes, and which provides for the transfer of shares to employees on the exercise of options granted under the said schemes. Executive directors of Reed Elsevier PLC and Reed Elsevier NV are, for technical disclosure purposes, deemed to be interested in the shares held by the Trust, by virtue of being potential beneficiaries under the Trust.